Exhibit 17.1


October 26, 2005


PharmaFrontiers Corp.
2635 N. Crescent Ridge Drive
The Woodlands, TX 77381

To the Board of Directors:

Please consider this letter as my formal notice of resignation as a member of the board of directors of PharmaFrontiers Corporation, effective immediately. As a director of PharmaFrontiers over the last fourteen months, I have observed a number of irregularities, as management appears to pursue its own interests without regard to duties of shareholders, unbridled by the board of directors. In this regard, I share Robert Gow's views and concerns. In addition to Bob's observations, I have on several occasions been excluded from directors' meetings through what appeared to be concerted efforts by management to schedule meetings at times making it impossible for me to attend. Further, I have observed that despite specific instructions and mandates given to management by the board of directors, management appears to be operating on its own agenda, ignoring such mandates and instructions with no ramifications.

I believe any outside observer would conclude that the judgment of the company's board of directors has been supplanted by the agenda of the company's officers. I have attempted to reverse this situation, but like Bob Gow, find it impossible to continue under the circumstances.

Sincerely,



Brian E. Rodriguez